UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 6, 2018, Collplant Holdings Ltd. (the “Company”) published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange in connection with changes in holdings of insiders.

Below is a summary translation into English of the immediate report:

On February 5, 2018, Ami Sagi purchased 610,499 ordinary shares of the Company in the Tel Aviv Stock Exchange. As a result of the purchase, Mr. Sagi holds* 19,304,045 ordinary shares constituting approximately 11.3% of the outstanding ordinary shares of the Company.

•                                          The foregoing excludes 253,181 warrants to purchase 84,394 ordinary shares held by Mr. Sagi and the warrant issuable to Mr. Sagi pursuant to that certain Securities Purchase Agreement between the Company and Mr. Sagi dated November 9, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: February 6, 2018	By:	/s/ ERAN ROTEM
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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